OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Martell Broadcasting Systems, Inc

1820 Avenue M Unit #515
Brookyln, NY 11230

http://www.zenither.com/

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of common stock ($1,070,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Martell Broadcasting Systems, Inc.
Corporate Address	1820 Avenue M Unit #515 Brooklyn, New York, NY 11230
Description of Business	We are a media company in the web television space, developing business solutions for content owners.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1 per share
Minimum Investment Amount (per investor)	$200

Perks

$200 — If you invest $200, you'll get a chance to go behind the scenes with us as we work with top creators to release exciting new projects. You'll get invites to shareholder-only online hangouts with the live-streamed tours of our offices and sets of shows made exclusively for Stations in our app. You'll also receive invites to exclusive shareholder meetings, and all sorts of stuff like that.

Are you a YouTube creator? Do you have video content you think should go into a Station? You'll have the opportunity to pitch your content to us for scheduling into an MBS Inc. operated Station where you'll earn ad revenue. Your content might even be added to our library of licenseable content where third-party Station owners pay YOU to use your videos into their Station programming lineups.

$500 — If you invest $500, you will receive invitations and Passes to all future MBS events such as upfronts, launch parties, etc.

Celebrate with us as we become a revolutionary company with guaranteed VIP access to EVERY event we ever put on, forever! Your name will always be on the guest list, allowing you the ability to network with other investors and parties involved with MBS.

$1,000 — If you invest $1,000, you are guaranteed to have your very own station with no bandwidth or server storage costs for hosting your videos!

Your station will have access to advanced features such as the ad display system, mailing list integration and Shopify store integration for selling your merchandise.

Additionally, our sales team will assist with the sale of ads in your station. We'll also offer a personalized training session for your team in the operation of your Station. You will never be charged for bandwidth or hosting costs for your videos using our servers.

Lastly even if we sell ad inventory for your Station we will take a 0% commission. This is an exclusive perk for first round investors who help us fund our company. Station owners who join the platform later will have to share 25% of the revenue if they ask us to help them sell ad inventory.

$10,000 — If you invest $10,000 you will receive a Reserved Premium station slot.

You get a reserved station slot for the premium service. Your station will be listed among the premium stations, meaning you will earn carriage fees based on the number of subscribers to the premium service bundle your station participates in. Bundles are based in content categories.

*This is first come, first serve! There are 20 slots available during this round to the first investors who put $10 grand into our company!

$200,000+ — If you invest $200,000 or more, you will be offered control of a seat on the company's board of directors.

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Overview. We are a startup company providing a streaming on-demand video service ("SVOD") through our software application Zenither. We leverage our proprietary technology and deep expertise to help enterprises and organizations of varying sizes manage complex and dynamic operational and administrative processes that are frequently managed internally.

Our type of business activities that primarily generate revenue – sale of ad inventory that is displayed alongside video entertainment content, paid subscriptions for access to premium content and licensing commissions.

These solutions consist primarily of our cloud-based technology offerings that automate some aspects of SVOD operations.

Our SVOD operations consist of a new venture. The company has to this date operated as a holding company for the technology IP and has no generated no revenue.

We originally founded our business on November 15, 2013 to **develop the SVOD platform originally called 'Martell TV' but now known as 'Zenither'**. The business was boot-strapped and raised no capital, so has operated as a holding company for the SVOD IP for the past several years.

Although our business has not grown in recent years, we expect it to do so in the coming years, due to the launch of the Zenither app into the market. Although there is no guarantee that our predictions are correct, we generally expect to see new trends in our revenue and cash flows in the coming years. Nonetheless, it may be years before Investors see a return on their investment, if they do at all.

Competitors. MBS, Inc. intends to compete in the market against other video streaming platforms in regards to our ability to offer content owners the means to directly sell ad inventory against their video content. We will also compete in offering premium video content for a monthly paid subscription fee.

Liabilities: MBS, Inc. currently has no outstanding material liabilities contracts. MBS, Inc. is not the target of any litigation or other legal claims by any third party. MBS, Inc. does have an active lawsuit against Thunder Studios, Inc. for asserted breaches of an asset purchase agreement where MBS, Inc. as plaintiff asserts Thunder Studios, Inc. has failed to pay for the assets it purchased from MBS, Inc. on January 1st 2015. This case is scheduled for court on October 10th 2017 in Los Angeles, CA and we expect it to be resolved without creating any liabilities for the Company.

The team

Officers and directors

Carey Martell	President, Secretary & Director

Carey Martell
Carey Martell is a serial entrepreneur with a long history in the digital video space. He has been President, Secretary & Director of Martell Broadcasting Systems since January 2014. Carey also founded the Power Up TV multi-channel network which sold to Thunder Studios on January 1st 2015. As part of the acquisition he then served as Vice President of Thunder TV until September 17th 2015. In this role he spearheaded the transformation of Thunder Studios (a very traditional film studio focused on stage rentals) into Thunder Digital Media (a new media company focused on producing video entertainment for Millennial audiences). As the architect for the conversion of Thunder Studios into Thunder Digital Media Carey took the high level desires of the company and broke them down into lists of actionable items, which included the development of new software products; the formation of new service divisions; the hiring of new employees and training in operational procedures; and supervised the creation of new legal contracts for forming strategic partnerships and recruiting new talent. He directly negotiated strategic alliances and built a YouTube multi-channel network from scratch. Carey is also the author of several popular books related to growing a business around YouTube channels, including 'How to Start Your Own YouTube Network: An Insider's Guide'.

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We're a small company so we are facing a lot of risk.** The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly liquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. Our founder is experienced at building video networks and knows the ins and outs of the digital video industry. He is also an accomplished growth hacker. That said, the market can experience rapid change and the founder cannot control the entire market and all its factors.
- **Competition** There are several potential competitors who are better positioned than we are to take the majority of the market. We must compete with them to establish market presence. We will compete with larger, established products who currently have products on the markets and/or various respective product development programs. They have much better financial means and

marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think Zenither is a good idea and that we will be able to successfully market Zenither, that we can price it right and sell enough advertising and paid subscriptions to enough people so that the company will succeed. We have yet to produce any revenue. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Unforeseeable problems** There is a risk of running out of money by having expenses due to unforeseeable problems such as new regulations, patent trolls, and so on which increase the monthly burn rate to unexpected amounts.
- **Development schedule delays** While the development team has been chosen based on their demonstrated skills and haven previously worked with Carey to design software products, there is a risk that they may experience unexpected challenges in designing software features which increases the development time and delays the intended launch date.
- **Market changes** While the exit strategy for a company like MBS, Inc. is clear to us at this time it is possible market changes and competitors could make it difficult to obtain a high valuation during any potential future acquisition negotiation and impact the details of the deals. At this user-generated content such as that made by YouTube creators are not viewed as a hot commodity among VCs due to many failed investments into MCNs and digital studios. While MBS is creating a new platform and not developing original video content, the value of the content streamed on the platform can impact its value in the eyes of future investors. This is subject to market changes and opinions. While we believe our startup will be successful, it is true that most new business ventures often fail. It is possible investors may not see a return on their money.
- **Any valuation at this stage is pure speculation.** Equity crowdfunding is new. There is no current market for Martell Broadcasting Systems, Inc. shares. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** Because the Zenither application has not yet launched we do not have any historical trends to make precise predictions about future revenue earnings. It is possible we could underestimate or over-estimate the amount of revenue earned through ad sales. Because the Zenither application has not yet launched we do not have any historical trends to make precise predictions about future premium channel subscription earnings. It is possible we could underestimate or over-estimate the amount of revenue earned through paid subscriptions.
- **Breaches of Company Systems** Any breach of Company systems, databases, or other information may have a significant legal and monetary impact on our

business and reputation.

- **Product Improvements** In order to compete, the Company will need to rapidly make updates to our product offerings as the market demands. These product improvements and transitions have no guarantees of success.
- **Control By Management** The Company's President and sole director, holds a majority of our outstanding votes. Investors will not be able to control the management of the Company.
- **Novelty of business model** There is a risk that our business model, while not new for traditional media companies, may be considered too novel for indies to embrace making market adoption more challenging than expected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Carey Martell, 100.0% ownership, Series A Preferred Stock

Classes of securities

- Common Stock: 0

Voting Rights *(of this security)*

The holders of shares of the Company's Common stock, $0.0001 par value per share ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Preferred Shares and any additional classes of preferred or common stock that we may designate in the future.

Adjustment in Authorized Common Stock.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

- Series A Preferred Stock: 5,000,000

Voting Rights *(of this security)*

The holders of shares of the Company's Series A Preferred Stock, $0.0001 par value per share, are entitled to ten votes for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

The holders of shares of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends (other than payable solely in Common Stock) as may be declared from time to time by the Board of Directors on a pro rata basis with the holders of the Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all the Series A Preferred Stock into Common Stock).

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all of the assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock and

Common Stock in proportion to the number of shares of Common Stock held by them, with the shares of Series A Preferred Stock being treated for this purpose as if they had been converted to shares of Common Stock at the then applicable Conversion Rate.

Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a) Right to Convert to Common Stock. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the applicable Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Series A Preferred Stock of a series may be converted is hereinafter referred to as the "**Conversion Rate**" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Series A Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series A Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series A Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Series A Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act of 1933, as amended or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(c) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Series A Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(d) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series A Preferred Stock shall have the right thereafter to convert such shares of Series A Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(e) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Series A Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Series A Preferred Stock.

(f) Right to Convert to Series A Preferred Stock. Immediately following the purchase by an investor (a "**Preferred Investor**") of Series A Preferred Stock from a holder other than the Corporation that is (1) in connection with an Equity Financing and (2) approved by the Board of Directors, each such share of Series A Preferred Stock purchased by a Preferred Investor shall automatically convert into the number of shares of the series of Series A Preferred Stock issued by the Corporation to Preferred Investors pursuant to such Equity Financing (the "**Future Series Preferred**") equal to the Preferred Conversion Rate. The Corporation shall notify each holder of Series A Preferred Stock of an expected closing of an Equity Financing at least five (5) business days prior to the initial closing of such Equity Financing. Such notice shall include the price of the Future Series Preferred to be issued in an Equity Financing and summarize the material terms of such financing. For purposes of this Section, the "**Preferred Conversion Rate**" shall mean the quotient obtained by dividing one (1) by the number of shares of Common Stock initially issuable upon the conversion of one share of Future Series Preferred issued in such Equity Financing, and "**Equity Financing**" shall mean a transaction or series of related transactions following the Original Issue Date in which the Corporation sells shares of its Series A Preferred Stock (excluding any shares of Series A Preferred Stock purchased by Investors) pursuant to a bona fide equity financing of the Corporation for an aggregate purchase price of at least $1,000,000.

(g) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock and Future Series Preferred solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock and Future Series Preferred as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock and Future Series Preferred shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock and Future Series Preferred to such number of shares as shall be sufficient for such purpose.

Voting

Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

Series A Protective Provision. At any time when any shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock or (ii) increase or decrease (other than for decreases resulting from conversion of the Series A Preferred Stock) the authorized number of shares of Series A Preferred Stock or any series thereof, without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series A Preferred Stock. Each holder of shares of Series A Preferred Stock shall be entitled to ten votes for each share thereof held. The holders of shares of the Series A Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series A Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted), shall be disregarded.

Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Common Stock, you will have voting rights. Even with voting rights, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Martell Broadcasting Systems, Inc., was incorporated on November 18th 2013 in the State of Delaware. Our headquarters are located in Brooklyn, New York. We offer a virtual multi-channel video programming distributor called Zenither that empowers content creators to operate virtual television networks and set the price for their ad inventory to be sold to advertisers.

The company has historically operated as a holding company of IP related to the Zenither app. From 2013 to the present we had difficulty fund raising from traditional angel networks and venture capitalist groups who doubted there was a market for the application and/or believed we could not compete with established market players. The Zenither application has been funded to date through the efforts of founder Carey Martell, who worked as a consultant in the video streaming industry to generate the funds to complete a version of the application with a limited feature set.

We have not generated any revenue and do not anticipate doing so until we have completed the building and launch of the Zenither app, which we do not anticipate occurring until the last quarter of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Historical Results of Operations. The Company has historically operated as an IP holding company for the IP related to the Martell TV app SVOD platform (now called 'Zenither'). It generated no revenue and was funded solely by Company founder, President Carey Martell.

We expect these trends to end in the current fiscal year and in the coming few fiscal years, due to the completion and launch of the SVOD platform into the market. We expect the Company to generate revenue from the operation of the Zenither app.

Expenses

Currently the founder is spending $5,000 a month in development costs to our software development partner Scio, a near shore developer based in Mexico. The founder does not intend to seek repayment for these expenses. Scio has developed the prototype of the Zenither app and is completing the web application for public release in October. The Zenither app will launch with a select number of Station partners providing a mixture of public domain TV shows and movies, along with original content such as e-sport tournament streams and comedy web serials. There will also be music video content.

At present Zenither is using Amazon Web Services Cloud Computing for hosting the application and we expect our data usage monthly costs to be $1,000 to $2,000 per month, with $500 to $1,000 spent on marketing costs for Facebook ads for web conversions (new user signups to the Zenither app).

With a minimal raise of $200,000 we project our monthly burn rate will be $10,000 for 10 months; if we raise $500,000 we project to spend $20,000 per month for 25 months (due to taking on additional engineers for the proprietary video player system) ; if we raise $1M we project to spend $40,000 per month for 25 months (due to increased spending on advertising, in addition to licensing of content for streaming on MBS owned stations in the Zenither app).

Revenue for the Zenither application is expected to be generated through video ad sales displayed as interstitials on Station watch feeds in addition to ads served alongside VOD content. Zenither also plans to operate some premium channels alongside our partners and receive a percentage of subscriber fees. For the first four months of operation the Zenither ad inventory will be fulfilled through third party ad exchanges and after this time Zenither will develop its own ad exchange for its proprietary programmatic ad display network which will launch at the same time as the mobile applications.

As Zenither has not yet operated in the market we do not have any trends to predict precisely how much revenue we will be able to generate but we expect to earn at least $10 per thousand impressions (CPM) using third party ad exchanges to deliver ads on VOD content.

MBS, Inc. intends to conduct additional funding rounds in 2018 to continue scaling operations, but in the event no funding round occurs MBS Inc. intends to operate the Zenither application through its own profits from ad revenue and paid subscriptions to premium stations.

Financial Milestones

Past Financial Milestones: To date there has been $75,000 worth of development costs invested into the Zenither web application development. This money has been the result of founder Carey Martell's efforts as a consultant from his own accounts. The founder does not intend to seek repayment for these expenses.

Future Financial Milestones: We expect the company to generate revenue as Viewer user accounts are registered and content providers sign up to operate Stations within the Zenither app.

We expect ad revenue to generate at a minimum, $1 per 1,000 ad views from our Owned and Operated Stations within the Zenither app although we expect the specific CPM to grow significantly higher as the service grows in viewership and our analytics is completed which will provide comprehensive audience demographic data to advertisers.

We expect to receive a commission of subscriber money from the pool of premium subscriptions, receiving at least $4.995 per subscriber per month while dispersing the difference to Stations included in these premium subscription bundles.

Liquidity and Capital Resources

Liquidity. The following information summarizes our cash and cash equivalents, accounts receivable, net working capital and cash flows for the periods indicated:

Our cash and cash equivalents throughout 2013, 2014, 2015 and 2016 were held for working capital purposes. We do not enter into investments for trading or speculative purposes.

We anticipate using our available cash for operations within 2017 and 2018. We base this estimate on a projection of future operational expenses.

We expect that the proceeds of this offering will improve our liquidity and provide additional working capital for our Company to pursue the completion of the Zenither app and launch into the market. The proceeds of this offering will enable the business to continue to pursue its main activities and are necessary to our viability. To complete our technology platform we require at least $100,000 USD for developmental expenses. Once launched the Zenither app will begin generating revenue from sales of ad inventory placed against streaming video content and the sale of premium content subscriptions to end-users.

As the Company has operated as a holding company for the past several years, our cash held was minimal and only that needed to sustain basic operations. At the end of 2016 our bank account held only $40. The Company generated no revenue and this cash was provided by the President of the Company to sustain the company bank account.

Capital Resources. We have financed our operations through the investment of the personal wealth of the Company founder, President Carey Martell. The Company has historically had no other source of funding. The founder does not intend to seek repayment for these expenses.

The company is currently generating operating losses in order to develop and operate the Zenither application and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The company has no debts.

Recent offerings of securities

None

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees 6%	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R& D & Production	$9,000	$400,000
Marketing	$0	$200,000
Working Capital	$400	$105,800
Salaries	$0	$300,000
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,000,000 (over-allotment amount) in this offering through Regulation Crowdfunding.

Currently the company has expenses of $5,000 a month in development costs to our software development partner Scio, a near shore developer based in Mexico. Scio has developed the prototype of the Zenither app and is completing the web application for public release in October. The Zenither app will launch with a select number of Station partners providing a mixture of public domain TV shows and movies, along with original content such as e-sport tournament streams and comedy web serials. There will also be music video content.

At present Zenither is using Amazon Web Services Cloud Computing for hosting the application and we expect our data usage monthly costs to be $1,000 to $2,000 per month, with $500 to $1,000 spent on marketing costs for Facebook ads for web conversions (new user signups to the Zenither app).

With a minimal raise of $200,000 we project our monthly burn rate will be $10,000 for 10 months; if we raise $500,000 as net proceeds we project to spend $20,000 per month for 25 months (due to taking on additional engineers for the proprietary video player system) ; if we raise $1M we project to spend $40,000 per month for 25 months (due to increased spending on advertising, in addition to licensing of content for streaming on MBS owned stations in the Zenither app).

Revenue for the Zenither application is expected to be generated through video ad sales displayed as interstitials on Station watch feeds in addition to ads served alongside VOD content. Zenither also plans to operate some premium channels alongside our partners and receive a percentage of subscriber fees. For the first four months of operation the Zenither ad inventory will be fulfilled through third party ad exchanges and after this time Zenither will develop its own ad exchange for its proprietary programmatic ad display network which will launch at the same time as the mobile applications.

As Zenither has not yet operated in the market we do not have any trends to predict precisely how much revenue we will be able to generate but we expect to earn at least $10 per thousand impressions (CPM) using third party ad exchanges to deliver ads on VOD content until such time as we complete our proprietary ad display system that allows Station owners to set the price for ad inventory sold against video content.

MBS, Inc. intends to conduct additional funding rounds in 2018 to continue scaling operations, but in the event no funding round occurs MBS Inc. intends to operate the Zenither application through its own profits from ad revenue and paid subscriptions to premium stations.

If we manage to raise our over-allotment amount of $1,070,000, we believe the amount will last us 24 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

40% into software development of new features for the Zenither app ($400,000)

20% into marketing ($200,000)

10% into general operational costs to include office space rental, server hosting fees, legal, accounting, licensing a bundle of video content etc. ($105,800)

30% into salaries for employees ($300,000)

As the Zenither app is intended to produce revenue through paid premium subscriptions and video advertising these figures are not the total amount that will be spent for each aspect of the business as all revenue will be re-invested back into the company's operations to grow it further, but this is how we intend to use the funds obtained through this raise.

These are forward-looking statements; as we have no historical data to rely on the monthly burn rate is based on a prediction of future operations and may be found to be inaccurate during actual operations.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at the Martell Broadcasting Systems, Inc. website at http://martellbroadcasting.com/investors in the 'Reports section' labeled 'Annual Reports'. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Martell Broadcasting Systems, Inc

[See attached]

I, Carey Ray Martell the President, Secretary and Director of Martell Broadcasting Systems, Inc. hereby certify that the financial statements of Martell Broadcasting Systems, Inc. and notes thereto for the periods ending 12/31/2015 (beginning date of review) and 12/31/2016 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9-22-2017 (Date of Execution).

Carey R Martell (Signature)

President, Secretary & Director (Title)

9-22-2017 (Date)

MARTELL BROADCASTING SYSTEMS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

Together with Independent Accountant's Review Report

R & A
TAX & ACCOUNTING LLC
153 Pine St. Massapequa, NY 11762

Martell Broadcasting Systems, Inc.
Index to Financial Statements
(unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management and Stockholders
Martell Broadcasting Systems, Inc.
San Marcos, Texas

We have reviewed the accompanying financial statements of Martell Broadcasting Systems, Inc., a Delaware Corporation, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and other comprehensive loss, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Standards promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Anthony Aversano

Anthony Aversano, CPA
License # 104265, New York

Massapequa Park, New York
September 22, 2017

MARTELL BROADCASTING SYSTEMS, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Assets		
Current Assets:		
Cash	$ 40	$ -
Accounts receivable	-	-
Other current assets	-	-
Total current assets	**40**	-
Property and equipment, net	-	-
Intangible assets, net	-	-
Other assets	-	-
Total assets	**$ 40**	**$ -**
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ -	$ -
Accrued liabilities	-	-
Deferred revenue	-	-
Notes payable - current	-	-
Total current liabilities	-	-
Notes payable, long term, net of current portion	-	-
Total Liabilities	-	-
Commitments and contingencies (Note 6)	-	-
Stockholders' Equity: (Note 8)		
Preferred Stock	-	-
Common Stock	40	-
Additional paid-in capital	-	-
Accumulated other comprehensive income	-	-
Accumulated deficit	-	-
Total stockholders' equity	**40**	-
Total liabilities and stockholders' equity	**$ 40**	**$ -**

See accompanying independent accountant's review report
and notes to the financial statements

MARTELL BROADCASTING SYSTEMS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(unaudited)

	2016	2015
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	-	-
Sales and marketing	-	-
Research and development	-	-
Total operating expenses	-	-
Operating income (loss)	-	-
Other income (expense):		
Interest expense	-	-
Interest income	-	-
Other expense	-	-
Total other income (expense)	-	-
Income (loss) before provision for income taxes	-	-
Provision for income taxes	-	-
Net income (loss)	-	-
Foreign currency translation adjustment	-	-
Comprehensive income (loss)	$ -	$ -

See accompanying independent accountant's review report
and notes to the financial statements

MARTELL BROADCASTING SYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Preferred Shares		Common Shares		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity
December 31, 2015	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Proceeds from purchase of common shares	-	-	2,750,000	40	-	-	-	40
Contributions from owner	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	-	-	-
December 31, 2016	-	$ -	2,750,000	$ 40	$ -	$ -	$ -	$ 40

2,750,000 shares of common stock were held by Carey Martell, representing 100% of all shares the Company had issued to date.

See accompanying independent accountant's review report and notes to the financial statements

MARTELL BROADCASTING SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ -	$ -
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	-	-
Amortization of intangible assets	-	-
Other operating activities	-	-
Change in operating assets and liabilities:		
Accounts receivable	-	-
Inventory	-	-
Other current assets	-	-
Accounts payable	-	-
Accrued liabilities	-	-
Deferred revenue	-	-
Net cash used in operating activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	-
Purchases of intangible assets	-	-
Deposits and other	-	-
Net cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from note payable	-	-
Repayment of notes payable	-	-
Proceeds from common stock	40	-
Other financing activities	-	-
Net cash provided by financing activities	40	-
Effect of exchange rate changes on cash and cash equivalents	-	-
Net increase (decrease) in cash and cash equivalents	40	-
Cash and cash equivalents at the beginning of the period	-	-
Cash and cash equivalents at the end of the period	$ 40	$ -

See accompanying independent accountant's review report
and notes to the financial statement

MARTELL BROADCASTING SYSTEMS, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Martell Broadcasting Systems, Inc. was formed on 11/15/2013 ("Inception") in the State of Delaware. The financial statements of Martell Broadcasting Systems, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Martell Broadcasting Systems, Inc. is a startup company providing a streaming on-demand video service ("SVOD") through its software application Zenither. The Company leverages proprietary technology and deep expertise to help enterprises and organizations of varying sizes manage complex and dynamic operation and administrative processes that are frequently managed internally.

The type of business activities that primarily generate revenue for the Company are the sale of ad inventory that is displayed alongside video entertainment content, paid subscriptions for access to premium content and licensing commissions.

These solutions consist primarily of our cloud-based technology offerings that automate some aspects of SVOD operations. SVOD operations consist of a new venture. The company has to this date operated as a holding company for the technology IP and has not generated any revenue.

The Company originally founded our business on November 15, 2013 to develop the SVOD platform originally called 'Martell TV', but it is now known as 'Zenither'. The business was boot-strapped and raised no capital, as it has operated as a holding company for the SVOD IP for the past several years.

Although the business has not grown in recent years, it expects to do so in the coming years, due to the launch of the Zenither application into the market. Although there is no guarantee that the predictions are correct, the Company generally expects to see new trends in its revenue and cash flows in the coming years. Nonetheless, it may be years before Investors see a return on their investment, if they do at all.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from ad revenue, content licensing fees and paid premium content subscriptions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2015. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs

to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The Company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

From Company inception until September 6th, 2017 the Company was authorized to issue up to 10,000,000 shares of common stock with 2,750,000 of these shares held by Carey Ray Martell. By Unanimous Consent of the Board of Directors the Company amended the Company bylaws to create two class of stock -- Preferred Class A Stock and Common Stock, which became effective on September 15th, 2017 when the Restated Certificate was filed with the state of Delaware.

Immediately upon filing of the Restated Certificate, Carey Martell exchanged all of the common stock held by Carey Martell for 5,000,000 shares of Series A Preferred Stock of the Corporation.

Common Stock
The Company authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. The Company has not issued any of these shares to date.

Preferred Class A Stock
The Company authorized the issuance of 5,000,000 shares of our Preferred Class A stock with par value of $0.0001. All of these shares have been issued to the founder and President Carey Ray Martell.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's President incurred approximately $80,000 of expenses on behalf of the Company. The President does not intend to seek repayment for these expenses.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 22, 2017, the issuance date of these financial statements.

As stated in Note 5, from Company inception until September 6th, 2017 the Company was authorized to issue up to 10,000,000 shares of common stock with 2,750,000 of these shares held by Carey Ray Martell. As a material event, By Unanimous Consent of the Board of Directors the Company amended the Company bylaws to create two class of stock -- Preferred Class A Stock and Common Stock, which became effective on September 15th, 2017 when the Restated Certificate was filed with the state of Delaware. Immediately upon filing of the Restated Certificate, Carey Martell exchanged all of the common stock held by Carey Martell for 5,000,000 shares of Series A Preferred Stock of the Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Form **1120** Department of the Treasury Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2016 or tax year beginning ________________, 2016, ending ________________, 20 ____

▶ Information about Form 1120 and its separate instructions is at *www.irs.gov/form1120.*

OMB No. 1545-0123

2016

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name: MARTELL BROADCASTING SYSTEMS INC.

Number, street, and room or suite no. If a P.O. box, see instructions: 1120 PALOMINO LN

City or town, state, or province, country, and ZIP or foreign postal code: SAN MARCOS, TX 78666

B Employer identification number: 46-4501388

C Date incorporated: 11/20/2013

D Total assets (see instructions): $ 40

E Check if: (1) ☑ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Section	Line	Description	Sub-line	Sub-amount	Line	Amount
Income	1a	Gross receipts or sales	1a	0		
	b	Returns and allowances	1b			
	c	Balance. Subtract line 1b from line 1a			1c	0
	2	Cost of goods sold (attach Form 1125-A)			2	
	3	Gross profit. Subtract line 2 from line 1c			3	0
	4	Dividends (Schedule C, line 19)			4	
	5	Interest			5	
	6	Gross rents			6	
	7	Gross royalties			7	
	8	Capital gain net income (attach Schedule D (Form 1120))			8	
	9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)			9	
	10	Other income (see instructions—attach statement)			10	
	11	**Total income.** Add lines 3 through 10 ▶			11	0
Deductions (See instructions for limitations on deductions.)	12	Compensation of officers (see instructions—attach Form 1125-E) ▶			12	
	13	Salaries and wages (less employment credits)			13	
	14	Repairs and maintenance			14	
	15	Bad debts			15	
	16	Rents			16	
	17	Taxes and licenses			17	
	18	Interest			18	
	19	Charitable contributions			19	
	20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)			20	
	21	Depletion			21	
	22	Advertising			22	
	23	Pension, profit-sharing, etc., plans			23	
	24	Employee benefit programs			24	
	25	Domestic production activities deduction (attach Form 8903)			25	
	26	Other deductions (attach statement)			26	
	27	**Total deductions.** Add lines 12 through 26 ▶			27	0
	28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.			28	0
	29a	Net operating loss deduction (see instructions)	29a			
	b	Special deductions (Schedule C, line 20)	29b			
	c	Add lines 29a and 29b			29c	
Tax, Refundable Credits, and Payments	30	**Taxable income.** Subtract line 29c from line 28. See instructions			30	0
	31	Total tax (Schedule J, Part I, line 11)			31	0
	32	Total payments and refundable credits (Schedule J, Part II, line 21)			32	
	33	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐			33	
	34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed			34	0
	35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid			35	
	36	Enter amount from line 35 you want: **Credited to 2017 estimated tax** ▶	Refunded ▶		36	0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

[signature] Signature of officer | 6-2-2017 Date | PRESIDENT Title

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN

Firm's name ▶ | Firm's EIN ▶

Firm's address ▶ | Phone no.

Schedule C — Dividends and Special Deductions (see instructions)	(a) Dividends received	(b) %	(c) Special deductions (a) × (b)
1 Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2 Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3 Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4 Dividends on certain preferred stock of less-than-20%-owned public utilities		42	
5 Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6 Dividends from less-than-20%-owned foreign corporations and certain FSCs		70	
7 Dividends from 20%-or-more-owned foreign corporations and certain FSCs		80	
8 Dividends from wholly owned foreign subsidiaries		100	
9 **Total.** Add lines 1 through 8. See instructions for limitation			
10 Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11 Dividends from affiliated group members		100	
12 Dividends from certain FSCs		100	
13 Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, or 12			
14 Income from controlled foreign corporations under subpart F (attach Form(s) 5471)			
15 Foreign dividend gross-up			
16 IC-DISC and former DISC dividends not included on line 1, 2, or 3			
17 Other dividends			
18 Deduction for dividends paid on certain preferred stock of public utilities			
19 **Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 ▶	0		
20 **Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b ▶			0

Schedule J Tax Computation and Payment (see instructions)

Part I–Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐				
2	Income tax. Check if a qualified personal service corporation. See instructions ▶ ☐			2	
3	Alternative minimum tax (attach Form 4626)			3	
4	Add lines 2 and 3			4	0
5a	Foreign tax credit (attach Form 1118)	5a			
b	Credit from Form 8834 (see instructions)	5b			
c	General business credit (attach Form 3800)	5c			
d	Credit for prior year minimum tax (attach Form 8827)	5d			
e	Bond credits from Form 8912	5e			
6	**Total credits.** Add lines 5a through 5e			6	0
7	Subtract line 6 from line 4			7	0
8	Personal holding company tax (attach Schedule PH (Form 1120))			8	
9a	Recapture of investment credit (attach Form 4255)	9a			
b	Recapture of low-income housing credit (attach Form 8611)	9b			
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c			
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d			
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e			
f	Other (see instructions—attach statement)	9f			
10	**Total.** Add lines 9a through 9f			10	0
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			11	0

Part II–Payments and Refundable Credits

12	2015 overpayment credited to 2016			12	
13	2016 estimated tax payments			13	
14	2016 refund applied for on Form 4466			14	( )
15	Combine lines 12, 13, and 14			15	0
16	Tax deposited with Form 7004			16	
17	Withholding (see instructions)			17	
18	**Total payments.** Add lines 15, 16, and 17			18	0
19	Refundable credits from:				
a	Form 2439	19a			
b	Form 4136	19b			
c	Form 8827, line 8c	19c			
d	Other (attach statement—see instructions)	19d			
20	**Total credits.** Add lines 19a through 19d			20	0
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32			21	0

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a ☑ Cash b ☐ Accrual c ☐ Other (specify) ▶		
2	See the instructions and enter the:		
a	Business activity code no. ▶ 551112		
b	Business activity ▶ HOLDING COMPANY		
c	Product or service ▶ HOLDING COMPANY		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? If "Yes," enter name and EIN of the parent corporation ▶		✓
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		✓
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)	✓	

Schedule K Other Information *(continued from page 3)*

		Yes	No
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851**, Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		✓

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		✓

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316		✓
	If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of the corporation's stock entitled to vote or **(b)** the total value of all classes of the corporation's stock?		✓
	For rules of attribution, see section 318. If "Yes," enter: **(i)** Percentage owned ▶ ________ and **(ii)** Owner's country ▶ ________		
	(c) The corporation may have to file **Form 5472**, Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ ________		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ▶ ☐ If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ ________		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ 1		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here . . . . . . ▶ ☐ If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election won't be valid.		
12	Enter the available NOL carryover from prior tax years (don't reduce it by any deduction on line 29a.) ▶ $ ________		
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year and its total assets at the end of the tax year less than $250,000?	✓	
	If "Yes," the corporation isn't required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ 0		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		✓
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2016 that would require it to file Form(s) 1099?		✓
b	If "Yes," did or will the corporation file required Forms 1099?		✓
16	During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock?		✓
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		✓
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		✓
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		✓

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1 Cash				
2a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation	( )		( )	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
14 Other assets (attach statement)				
15 Total assets				
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach statement)				
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more				
21 Other liabilities (attach statement)				
22 Capital stock: a Preferred stock				
b Common stock				
23 Additional paid-in capital				
24 Retained earnings—Appropriated (attach statement)				
25 Retained earnings—Unappropriated				
26 Adjustments to shareholders' equity (attach statement)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity				

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books		7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2 Federal income tax per books			
3 Excess of capital losses over capital gains			
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize):	
5 Expenses recorded on books this year not deducted on this return (itemize):		a Depreciation $	
a Depreciation $		b Charitable contributions $	
b Charitable contributions $			
c Travel and entertainment $			
		9 Add lines 7 and 8	
6 Add lines 1 through 5		10 Income (page 1, line 28)—line 6 less line 9	

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1 Balance at beginning of year		5 Distributions: a Cash	
2 Net income (loss) per books		b Stock	
3 Other increases (itemize):		c Property	
		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3		8 Balance at end of year (line 4 less line 7)	

SCHEDULE G (Form 1120)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

▶ Attach to Form 1120.
▶ See instructions on page 2.

OMB No. 1545-0123

Name	Employer identification number (EIN)
MARTELL BROADCASTING SYSTEMS INC.	46-4501388

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
CAREY MARTELL	540-13-9717	USA	51%

2016 DELAWARE 2016
CORPORATION INCOME TAX RETURN
FORM 1100
FOR CALENDAR YEAR 2016

DO NOT WRITE OR STAPLE IN THIS AREA - REVENUE CODE 0042

for Fiscal year beginning and ending

EMPLOYER IDENTIFICATION NUMBER 4 6 4 5 0 1 3 8 8

Name of Corporation
MARTELL BROADCASTING SYSTEMS INC.
Street Address
1120 PALOMINO LN
City State Zip Code
SAN MARCOS TX 78666

CHECK APPLICABLE BOX:

Delaware Address if Different than Above
1675 S STATE ST STE B

X INITIAL RETURN CHANGE OF ADDRESS EXTENSION ATTACHED

City State Zip Code
DOVER DE 19901

IF OUT OF BUSINESS, ENTER DATE HERE:

State of Incorporation: DE Nature of Business: HOLDING COMPANY DATE OF INCORPORATION: 11 20 13

ATTACH COMPLETED COPY OF FEDERAL FORM 1120

1. Federal Taxable Income (See Specific Instructions)		0
2. Subtractions: (a) Foreign dividends, interest and royalties		
(b) Net interest from U.S. securities (Schedule 1, Column 2)		
(c) Interest from affiliated companies (Schedule 1, Column 3)		
(d) Gain from sale of U.S. or Delaware securities		
(e) Wage deduction - Federal Jobs Credit		
(f) Handicapped accessibility deduction (Attach statement)		
(g) Net operating loss carry-over		
(h) Other		
(i) Total. Add Lines 2(a) through 2(h)		0
3. Line 1 minus Line 2(i)		0
4. Additions: (a) All state and political subdivision income taxes deducted in computing Line 1		
(b) Loss from sale of U.S. or Delaware securities		
(c) Interest income from obligations of any state except DE (Schedule 1, Column 4)		
(d) Depletion expense - oil and gas		
(e) Interest paid affiliated companies (See Instructions)		
(f) Donations included in Line 1 for which Delaware income tax credits were granted		
(g) Total. Add Lines 4(a) through 4(f)		0
5. Entire net income [Line 3 plus Line 4(g)]		0

WHERE LINE 5 IS DERIVED ENTIRELY FROM SOURCES WITHIN DELAWARE, ENTER AMOUNT ON LINE 11.
WHERE THE ENTIRE INCOME IS NOT DERIVED FROM SOURCES WITHIN DELAWARE, COMPLETE ITEMS 6 TO 10 INCLUSIVE.

6. Total non-apportionable income (or loss) (Schedule 2, Column 3, Line 8)		
7. Income (or loss) subject to apportionment (Line 5 minus Line 6)		
8. Apportionment percentage (Schedule 3D, Line 8)		
9. Income (or loss) apportioned to Delaware (Line 7 multiplied by Line 8)		
10. Non-apportionable income (or loss) (Schedule 2, Column 1, Line 8)		
11. Total (Line 9 plus or minus Line 10)		0
12. Delaware Taxable Income (Line 5 or Line 11, whichever is less)		0
13. Tax @ 8.7%		0
14. Delaware tentative tax paid		
15. Credit carry-over from prior year		
16. Other payments (attach statement)		
17. Approved income tax credits		
18. Total payments and credits. Add Lines 14 through 17		0
19. If Line 13 is greater than Line 18 enter BALANCE DUE AND PAY IN FULL		
20. If Line 18 is greater than Line 13 enter OVERPAYMENT: (a) Total OVERPAYMENT		0
(b) to be REFUNDED		0
(c) to be CREDITED to 2017 TENTATIVE TAX		0

DF11016019999

PLEASE SEE REVERSE SIDE FOR SIGNATURE LINES AND MAILING INSTRUCTIONS.

SCHEDULE 1 - INTEREST INCOME

	Description Of Interest	Column 1 Foreign Interest	Column 2 Interest Received From U.S. Securities	Column 3 Interest Received From Affiliated Companies	Column 4 Interest Received From State Obligations	Column 5 Other Interest Income	
1							1
2							2
3							3
4							4
5							5
6	**Totals**						6

SCHEDULE 2 - NON-APPORTIONABLE INCOME ALLOCATED WITHIN AND WITHOUT DELAWARE

	Description	Column 1 Within Delaware	Column 2 Without Delaware	Column 3 Total	
1	Rents and royalties from tangible property				1
2	Royalties from patents and copyrights				2
3	Gains or (losses) from sale of real property				3
4	Gains or (losses) from sale of depreciable tangible property				4
5	Interest income from Schedule 1, Columns 4 and 5, Line 6				5
6	Total				6
7	Less: Applicable expenses (Attach statement)				7
8	Total non-apportionable income				8

SCHEDULE 3 - APPORTIONMENT PERCENTAGE

Schedule 3-A - Gross Real and Tangible Personal Property

	Description	Within Delaware Beginning of Year	Within Delaware End of Year	Within and Without Delaware Beginning of Year	Within and Without Delaware End of Year	
1	Real and tangible property owned					1
2	Real and tangible property rented (Eight times annual rental paid)					2
3	Total					3
4	Less: Value at original cost of real and tangible property, the income from which is separately allocated (See instructions)					4
5	Total					5
6	Average value (See instructions)					6

Schedule 3-B - Wages, Salaries, and Other Compensation Paid or Accrued to Employees

	Description	Within Delaware	Within and Without Delaware	
1	Wages, salaries, and other compensation of all employees			1
2	Less: Wages, salaries, and other compensation of general executive officers			2
3	Total			3

Schedule 3-C - Gross Receipts Subject to Apportionment

1	Gross receipts from sales of tangible personal property		1
2	Gross income from other sources (Attach statement)		2
3	Total		3

Schedule 3-D - Determination of Apportionment Percentage

1	Average value of real and tangible property within Delaware	=		1
2	Average value of real and tangible property within and without Delaware			2
3	Wages, salaries and other compensation paid to employees within Delaware	=		3
4	Wages, salaries and other compensation paid to employees within and without Delaware			4
5	Gross receipts and gross income from within Delaware	=		5
6	Gross receipts and gross income from within and without Delaware			6
7	Total			7
8	Apportionment percentage (See instructions)			8

DF11016029999

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief it is true, correct, and complete. If prepared by a person other than the taxpayer, the declaration is based on all information of which the preparer has any knowledge.

6/2/2017	Carey R Martell	PRESIDENT	CareyMartell@martellbro
Date	Signature of Officer	Title	Email Address

Date | Signature of individual or firm preparing the return | Address

MAKE CHECK PAYABLE AND MAIL TO: Delaware Division of Revenue, P.O. Box 2044, Wilmington, DE 19899-2044

(Form Revised 07/2016)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Martell Broadcasting Systems is pending **StartEngine Approval.**


PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $1.07M goal

Martell Broadcasting Systems

Multi-channel video streaming platform

Small OPO · Brookyln, NY · Social Media

Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



Our fundraising campaign is primarily to allow us to further enhance the website version with new features and create native mobile applications with a polished look that will be similar to these mockups.

Welcome to the Next Generation of Web TV

Invest in Martell Broadcasting Systems, Inc

We are developers of Zenither, an easy to use, channel surfing experience. Our internet platform is designed to empower visual creators and their audiences. Our goal is to liberate viewers from the traditional cable TV model by empowering content owners to operate independent networks with a global reach. This is the first video streaming platform funded and owned by creators.

It's more than just cool features, it's an entirely new business model for online video creators!

Want to see a detailed demo of the features we've built so far? Watch this video of one of our development meetings.

See the desktop version of Zenither by clicking here.
(*We're in the process of building native apps for mobile devices*)



The native mobile app versions of Zenither will be optimized for quickly finding a show to watch without needing to jump through a lot of hoops.



The ZENITHER app allows all of the management functions of a television network to be handled using nothing more than a laptop and internet connection.

The platform brings all of the features of a conventional TV broadcaster such as CRM, billing, CDN, user analytics etc.. to an over-the-top (OTT) service.

Quick Facts

1. Founded by former Vice President of a Hollywood film studio and ex-YouTube MCN founder.
2. Development team has created software projects for companies such as Microsoft and AT&T.
3. Working prototype app; require funding to complete remaining features and launch the service.
4. Amazing opportunity to invest at a very low seed stage valuation in a company going after a $200 Billion global television market (source).
5. Signed deals with content owners to provide videos for viewers at launch.

WHAT WE DO

We believe we are building the next great streaming video platform that allows creators to run their own television network using nothing more than a laptop and can keep 100% of their ad revenue. We intend to be the first video streaming app funded and owned by creators. We expect to work with filmmakers and content owners of all sizes to help them maximize their revenue opportunity for their content by giving them monetization tools they have never had access to before in a video streaming platform.

OUR AMBITION

We want this to become the predominant digital television content service in the world. We believe we have a very disruptive model that will greatly improve the profitability of video content while still giving audiences a high quality watch experience.

Investment

$1/share of Common Stock, representing a $5M pre-money valuation | When you invest you are betting the company's future value will exceed $6,070,000.

We are a complete solution for content creators and aggregators to create their own channels and sell their own advertisement spots, while also having the opportunity to receive carriage fees and easily license their content to other channels for second-runs showings.


TV Guide
Future Releases
My Stuff
My Stations
My Shows
My Episodes
My Segments
Advanced Search
Results
Keywords
User Name
Between:
And:
Category
Select Category
From:
To:
Search
Create 80's Mix Tape - Tape 1
Save
Unpublish
Cancel

In traditional broadcasting, network scheduling is a full-time position. Our user friendly interface helps you create an episodic programming guide in minutes using our 'Episode Container' system.

Our proprietary algorithm utilizes 15+ data points including ratings, keywords and broadcast time to organize your content into Episode Containers designed to keep your audience engaged.

The end result is a simple process with minimal learning curve and low maintenance time. Now anyone can utilize TV block programming strategies to curate video content for discoverability.



The Multi-Channel Scheduler also allows the insertion of 'Ad segments' into the broadcast feed. Each Ad segment can be assigned to air a unique ad into the time-spot based on geographical location of the viewer, meaning that localized ads can now be served using a single broadcast feed rather than with repeater stations currently used by traditional TV stations. Up to eighteen 30-second ad segments can be inserted per half-hour program.

This maximizes the revenue potential of the Station in a way YouTube does not allow for, which only does VOD ad serves and limits the number of ad spots per video to two or three.

Perks

$200 — If you invest $200, you'll get a chance to go behind the scenes with us as we work with top creators to release exciting new projects and launch new Stations. You'll get invites to shareholder-only online hangouts with the live-streamed tours of our offices and sets of shows made exclusively for Stations in our app. You'll also receive invites to exclusive shareholder meetings, developer showcases and all sorts of stuff like that.

Are you a YouTube creator who doesn't want to run a Station? Do you have video content you think should go into a Station? You'll have the opportunity to pitch your content to us for scheduling into an MBS Inc. operated Station where you'll earn ad revenue. Your content might even be added to our library of licenseable content where third-party Station owners pay YOU to use your videos into their Station programming lineups.

$500 — If you invest $500, you will receive invitations and Passes to all future MBS events such as upfronts, launch parties, etc.

Celebrate with us as we become a revolutionary company with guaranteed VIP access to EVERY event we ever put on, forever! Your name will always be on the guest list, allowing you the ability to network with other investors and parties involved with MBS.

$1,000 — If you invest $1,000, you are guaranteed to have your very own station with no bandwidth or server storage costs for hosting your videos!

Your station will have access to advanced features such as the ad display system, mailing list integration and Shopify store integration for selling your merchandise.

Additionally, our sales team will assist with the sale of ads in your station. We'll also offer a personalized training session for your team in the operation of your Station. You will never be charged for bandwidth or hosting costs for your videos using our servers.

Lastly even if we sell ad inventory for your Station we will take a 0% commission. This is an exclusive perk for first round investors who help us fund our company. Station owners who join the platform later will have to share 25% of the revenue if they ask us to help them sell ad inventory.

$10,000 — If you invest $10,000 you will receive a Reserved Premium station slot.

You get a reserved station slot for the premium service. Your station will be listed among the premium stations, meaning you will earn carriage fees based on the number of subscribers to the premium service bundle your station participates in. Bundles are based in content categories.

*This is first come, first serve! There are 20 slots available during this round to the first investors who put $10 grand into our company!

$200,000+ — If you invest $200,000 or more, you will be offered control of a seat on the company's board of directors.

**All perks occur after the offering is completed.*

INVEST INTO THE FUTURE OF VIDEO STREAMING

This isn't a Kickstarter project. When you invest into MBS you aren't buying a t-shirt, you're buying stock in the company.

What We Have Accomplished So Far


ZENITHER
Search
Hello, Zenither Admin
TV Guide
Future Releases
Admin
Drive In Movies
Movies
Plan 9 from Outer Space
01:59:59
Full TV Guide
Enhance
Stations
12:00 pm
1:00 pm
2:00 pm
3:00 pm
Drive In Movies
Movies
Plan 9 from Outer Space
Movies
Sword of Lancelot
Music 247
Today's Music
Mix #2
Chiptuner
Mix #1
80's Mix Tape
Tape 1 Side A
80's Mix Tape
Tape 1 Side B

From 2012 to 2013 our founder Carey Martell hired Scio to develop a prototype of the Zenither app which was constructed under the working title of 'Martell TV'. The app functioned perfectly on web browsers but fundraising for completion of the mobile app versions was unsuccessful.

The project was set aside while Carey built his MCN 'Power Up TV' which he grew to over 10 million views a month, over 1,000 channel partners and a combined 1 million+ subscribers. Carey then served as a Vice President at Los Angeles California based Thunder Studios after the studio acquired PUTV. Carey exited Thunder Studios in 2015 and waited out the duration of his noncompete agreement.

We're now ready to move forward with this project and the time seems right as equity based crowdfunding is now available as a means of fundraising, which gives interested folks like YouTube creators the opportunity to invest into a platform that will better serve their needs.

If this funding round is successful we expect to launch the completed version of Zenither into the market during the last quarter of 2017 or first quarter of 2018.

Meet Our Developer

Scio was founded in 2003 with the vision of helping others achieve their business objectives by leveraging digital technologies. Over the years we have grown steadily and profitably as a provider of web and app development services to our clients throughout the Americas and Europe. Our success has enabled us to attract a highly skilled team and to operate in an environment with a professional, dynamic culture.

Some of our awesome clients include:

Scio has built the prototype of the Zenither app, which MBS, Inc. fully owns and will operate.

Features We Will Add With Your Investment

The Zenither web app currently has a limited set of features. With your help we can complete all these planned features;

1. Permalink URLs for Station, Show and Episode watch VOD pages (similar to custom urls for Wordpress pages, which makes the app optimized for search engine results). This is a website feature only.
2. 'Like' button to follow a Station and add it to the viewer's customized TV guide.
3. Station updates: Subscription feed for Viewer account that shows new content released by Stations they are subscribed to-- such as new VOD episodes, a current live broadcast or Merch products added to Store-- the layout should be similar to YouTube's subscriptions page. Layout in grid or list mode.
4. Add chat to live episode watch page, and comments to VOD episode watch page.
5. Add a "next broadcast" notification to live episode watch page that pulls data from future schedule for a Show.
6. Add 'Merch' tab to live and VOD episode watch pages; Shopify integration for Station owners to sell merchandise.
7. Add Merch' button Station pages, which links to a page within Station that has Shopify store integration and allows display and purchase of items from the web app.
8. Enhance the graphical user interface of Station pages to look more polished. This includes placing the current day schedule for the station at the top of the Station page under its banner.
9. Add a 'Live Now' section to Station pages that shows only when a live broadcast has been turned on in Station controls. This links to a live broadcast episode watch page.
10. Customizable TV watch channel guide; featured stations are pinned to the top of the guide at all times and for all users, which is set by Admin account. Next come "recommended stations" - a rotating list of 3 Stations determined by Viewer account interests which updates daily. After this is reserved space for Subscribed Premium Stations, if any. Next are Stations the user has subscribed to, which initially appear in order the user subscribed to the Stations but can be moved around by the user within this section of the TV guide.
11. Implement Analytics to Publisher account, so that Viewer account behavior is tracked, such as number of views to a Station page, number of subscribers to different stations, devices used to watch stations, how long specific episodes are watched, etc. Similar data tracking that YouTube Analytics does and helps Publishers determine what kind of content to focus on producing.
12. Support for paid Viewer account subscriptions to Station bundles. This will function à la carte and allow Viewers to pay a price (like $9.99 a month) to subscribe to a package of Premium stations which can only be watched if the Viewer account is subscribed to the Package which lists those Stations.
13. Support for pay-per-view live broadcast streams from a Station. These are broadcasts that must be purchased individually separate from any Premium package bundle.
14. Audio balancer on episode container which will set audio levels of each segment to be balanced, preventing clips from being excessively loud.
15. Implement Geo-fencing for ad delivery and search discovery such as recommending Stations and Shows to Viewer accounts which are broadcasting near their physical location.
16. Implement dynamic ad display system that allows Publishers to set the price for ad inventory on their Stations.
17. Implement multiple TV Guide feeds for a Station based on time zone and region so that Publishers can create program lineups specific to time zones and regions.
18. Implement geo-blocking options so that license holders do not show content in regions they do not have a license for and instead show alternative content that is available for watching in that region.
19. Enhanced multi-scheduler to set a show to re-broadcast in a certain schedule by day and timeslot, and schedule episodes in correct continuity (Episode 1 at 2 pm on Mon, then Episode 2 at 2 pm on Tues, etc. ('Set repeating schedule' feature)
20. Implement Content Licensing Library (described in detail in sections below).
21. Native apps for iOS and Android devices.
22. Apps for smart TVs like Roku, Apple TV, PS4, Xbox, Wii, etc.

*Additional features are planned as well but we are keeping the specifics of these close to our chests as they are potentially patentable technology. Payments for Station premium subscriptions and Merch store will support payments made with credit cards, Paypal and cryptocurrencies (Bitcoin, Litecoin, etc.)

VALUE


Enable TV broadcast scheduling and revenue strategies
Block programming, counter-programming, day parting, hammocking, hot-switching, etc.
Increases online views and ad revenue.
Enable content discovery and curation
Gives publishers control over what videos are suggested to users
Enable mass adoption
Eliminates the "technology" – UI is easy
Traditional viewing experience vs. the 'subscription feed' method
MBS

What's Wrong with YouTube's Business Model?

Let's look at an example with **cooking shows**.

On cable TV there is a station called the Food Network, which has wide distribution through all major cable and satellite TV providers. If you want to purchase ad inventory on Food Network shows **you have to pay the rate the channel owner (Television Food Network, G.P) demands**.

Secondly, for every half hour of television programming on the Food Network there are about **18 commercial spots**. That means every day there is around **864 commercial spots available for purchase as a national campaign**. As the viewership of the Food Network is broadcast and not on demand, the network has the most viewers in the evening so of those 864 commercial spots per day, 108 of these spots are "premium", or "**prime time**" ad inventory.

This **prime time category commands the highest rates because it is scarce** and **reaches the largest number of Food Network audience viewers** at once. There might be tens of thousands of companies that want to advertise every day on the Food Network and they will **bid against each other** for those coveted 108 slots, which **increases the price**.

Now let's look at YouTube, where there is hundreds and hundreds of cooking related shows from creators big and small. Epic Meal Time, Nerdy Nummies and My Drunk Kitchen might command the largest number of eyeballs but **they do not possess any control whatsoever** over the ad inventory of their shows. The creators of the channels don't even get to decide how many ad inventory spots are available on their shows per half hour of programming, nor do they get to decide how much it costs to advertise on their channels.

YouTube sells ads on the videos uploaded to their ENTIRE platform based largely on keywords a video ranks for, and although Google Preferred does allow advertisers to ensure their ads only show on certain channels, advertisers who pay far less money can reach the same audiences using the regular ol' wholesale AdWords system. So, there are billions and **billions of ad inventory spots every day on YouTube which drives down the price of ad inventory to rock bottom prices** even if there are millions of companies buying ads, because there is simply too much ad inventory available every day on YouTube.

Worse it is anti-competitive; it would be like if you could buy ads on the Food Network and BBC Food at the same time for the same price even though both companies are competitors to one another. Doesn't seem good for business, does it? That's because it isn't!

Worse yet, with YouTube the **creators only get paid view by view,** which might be a good deal for advertisers and encourage them to give YouTube more money to advertise on many thousands of channels but it doesn't help the creators maximize their own revenue opportunity. You can't go to Time Warner or Comcast and buy TV advertising on stations they don't own. You have to go directly to the owners of the TV stations and pay the rate they ask for in order to advertise to their audiences. This creates an advertising market of TV station owners which allows for competition in the market. Internet based TV stations should work the same way.

YouTube isn't a market. It's just a monopoly owned by Google. Monopolies are bad because they drive down the price of goods for the manufacturers (in this case, YouTube creators who manufacture content) and make it difficult for them to be profitable enterprises. Profitable enterprises are necessary for a market to thrive and mature, because it leads to higher quality products as the manufacturers compete with each other. This means *drum roll* if YouTube creators make more money from their content they will make more content and at much higher production values than they do right now. This is good for audiences!

We believe Zenither's model will allow for a market to be created, which drives up the price of advertising inventory and leads to happier, more productive creators who won't have to video blog all day anymore just to stay financially viable and relevant in YouTube's bizzaro world monopoly. And it means better quality shows for audiences to watch.

What's new about what you're making? How is it different?

There are many video streaming apps but none truly revolutionize the television industry, which is why cable and satellite providers still dominate today.

The problem as we see it is that most of these app makers focus too much on neat features and not enough on **creating a platform that truly improves upon the traditional television business model**.

We believe the app produced by Martell Broadcasting Systems, the Zenither app, will succeed because it **makes the traditional business norms easier and more profitable for content owners of all sizes** (YouTube creator, indie studio or major Hollywood studio).

What we believe the market wants desperately is a multichannel video programming distributor that **brings the full traditional TV business model to the internet** and **makes it accessible to indie content creators**. That's what we're doing.

We're also putting total control of monetization into the hands of the content owners. While YouTube is currently the predominant video streaming platform, over the past year they have implemented new "brand friendly" policies which have seen millions of channels become de-monetized -- even channels which promote charities or feature news media content. We believe in order for video creators to continue to thrive they need a new business model where someone else no longer has total control over their revenue stream anymore.

What do we understand about our business that others don't get?

Most video app producers focus on feature lists and the audience viewer experience, which is really important, but they often do these things at the expense of recognizing **the real customer for video apps is the video creators**. Consequently they don't build a business model that allows the content providers to thrive very well which creates growth problems when business minded folk try to use the platforms.

Take YouTube for example; the platform was created in 2005 and they **still struggle to make scripted serial content thrive on the platform** because the **revenue model and app features on YouTube do not support the creation, monetization and promotion of high quality video programming**. Television quality video production requires having a production budget and the blunt truth is YouTube's revenue model doesn't allow for these budgets to be large enough to produce half hour scripted serial content.

This results in even the most popular YouTube creators having to **spend the vast majority of their time glued to their cameras**, uploading video blogs **every day of their lives** because the value of their past video libraries are diminished by the **nonsensically designed search algorithm** that rewards "fresh" content and **punishes older video libraries** (which is the exact opposite of how the traditional TV industry works where shows and movies made decades ago still produce financial returns for their owners through licensing).

Traditional TV and film stars don't work nearly as hard as YouTube creators do and yet these Hollywood stars obtain greater financial rewards. This is because **the revenue model and feature list of a platform like YouTube is actually poorly designed for the needs of the entertainment industry.**

The biggest problem with platforms like YouTube is they tend to treat the content owners as generic consumers rather than business partners. **The vast majority of YouTube creators don't even get tech support assistance**!

At Martell Broadcasting Systems Inc. we're listening to what the content owners need and building a platform to provide those needs. We know the viewers will follow the content of the stars they watch; the real customer for our app is the content owners who desperately **need a better business model to scale their businesses** in a way no other video streaming app developer is providing.

What will Zenither's censorship policies be?

MBS Inc. believes in the value of free speech and distribution of ideas. We know there are many news programs on YouTube currently being censored and demonetized because the hosts share ideologies that YouTube's admins do not agree with. So we know our censorship policies will be something many current YouTubers are interested in hearing abut.

(*for those unfamiliar with this topic, please read http://www.tubefilter.com/2017/06/06/philip-defranco-next-show-off-youtube/ and the resulting user comments to the article*)

Historically television has been a **public utility and broadcasting protected as free speech.** The Supreme Court has **repeatedly stated** that the public expression of ideas should not be prohibited merely because the ideas themselves may be offensive to some of the hearers. However with internet television becoming something that is operated entirely by private companies like YouTube not bound by FCC regulations for television, they are free to enact whatever content policies they like. This means the corporations can and frequently do reject the principles of free speech. Therefore **the only way that free speech can exist for television in the future is if a company operating a video streaming platform allows free speech to thrive**. MBS Inc. seeks to be one of these companies and fulfill this social contract with the public.

Unlike YouTube, **MBS does not intend to monetize every user's Station in our app with ads we place ourselve**s, so we won't be as heavy handed in our acceptable content policies as YouTube is. YouTube de-monetizes videos under the guise of saying they are not "advertiser friendly" and because Zenither's business model is not focused on MBS selling ads on all third party owned videos we don't have the same need to censor content like YouTube does. It is one of the key differences in our business model. Unlike YouTube our entire revenue model is not based in acting as a middle man between advertisers and content owners. Instead **we provide the tools for content owners to easily sell their own ads** at the price they specify and **work with the advertisers they want to work with**.

Also unlike YouTube our app will have **significantly better parental controls options** for parents to employ on accounts for their kids to use, and these parental controls will be similar to what you find on cable TV services. Furthermore because advertisers can directly make deals with Station owners the "ad market" within the Zenither **eco-system becomes self-policing** the same way it is for traditional media buys. The biggest flaw with YouTube is advertisers generally can't control what specific videos their ads appear on and with Zenither they can.

For further information on why we believe in free speech, please read our Founder Carey Martell's blog post 'Why the Zenither Video Streaming Platform Will Support Free Speech'.

How Will Video Creators Make Money on Zenither?

There's three main revenue streams for video creators on Zenither.



The first is by operating a Station. This allows the Station owner to monetize their videos with inserted advertising into the streams as well as having pre-rolls, mid-rolls and end-rolls like you see on YouTube, Hulu and other video streaming platforms.

The second revenue stream is for Premium Stations, who will receive carriage fees from the paid subscription bundle their Stations are listed under. They will also be able to make videos available on a pay-per-view basis as this feature is necessary to monetize content such as major sporting events per industry norms.



The third revenue stream is by uploading your video content to the Zenither video library which allows Station owners to license your videos for streaming on their Stations. There will be very flexible licensing agreement structure which can support single video licensing or bundle licensing, as well as charging an upfront payment for the license. Creators can also choose to receive a % of the ad revenue their videos earn from the Station licensee. This is how traditional TV works; content owners license their shows to networks as first, second or third runs, and can license these shows to multiple Stations in different territories at the same time thus maximizing their revenue opportunity. You can do absolutely none of this on YouTube because it was designed as a video blog platform instead of as a television delivery system. We at Zenither realize we need to bring the model of TV to the indie digital content creators and make it super easy for them to operate their businesses the same way the major studios and networks do. That's what Zenither is all about.



TRADITIONAL TV CARRIAGE FEES
DIRECTV
comcast.
TIME WARNER CABLE
Cable / satellite providers pay TV station owners a fee to carry their signal in their channel guide.
The median price a station earns is 14 cents per subscriber, but premium channels like ESPN can make as much as $6 per subscriber.
MBS



YOUTUBE CARRIAGE FEE MODEL SUCKS
Let's Talk YouTube Red
❑ Channel LOSES all ad revenue.
❑ YouTube refuses to explain how carriage fees are determined.
❑ Fee based on % of watch time; Too many channels dilutes the carriage fee pool for niche interest channels, making it unprofitable for them.
Verdict: Does Not Conform to Business of Television
MBS

Our Carriage Fee Model for Premium Stations

The vast majority of stations in our app will be free to watch stations supported by ad revenue but a select few channels will only be viewable to subscribers who pay a premium monthly fee of $9.95 per month.

Premium stations in our app will receive carriage fees just like with traditional cable TV. This means that whether people watch their content or not, the station owners will receive a % of the total subscription money earned based on the number of subscribers to the premium service.

This allows for realistic, predictable revenue earnings.
And just like with cable TV the station owners will keep 100% of their ad revenue and do not have to share it with the provider.

About two thirds of broadband households subscribe to an OTT service to watch television content at home (source). This is a great market with huge growth potential we can tap into to create new revenue streams for our content providers.

How much money could carriage fees pay a Station owner?

The vast majority of stations in our app will be free to watch stations supported by ad revenue but a **select few channels will only be viewable to subscribers who pay a premium monthly fee per month**. This fee is per each package of premium stations; if a viewer is subscribed to two packages (such as Sports and Movies packages) they would pay about $20 per month to watch premium stations in both bundles.

Specifically, we plan to offer subscribers several tiers of premium channel packages (*example. Kids channel package, Sports channel package, Movie channel package, etc*.) which only have a max of 20-50 channels in each package, charging the subscriber anywhere from $5 to $19.99 for each bundle depending on the type of content.

Premium stations in our app receive carriage fees just like with traditional cable TV. This means that whether people watch their content or not, the station owners receive a % of the total subscription money earned based on the number of subscribers to the premium service.
This allows for realistic, predictable revenue earnings.

And just like with cable TV the station owners keep 100% of their ad revenue and do not have to share it with the carrier (in this case, Zenither).

Unlike how YouTube Red works, the Zenither a la carte subscription model prevents dilution of the carriage fee pool and ensures each channel owner receives a fair share of fees.

Example: If 50 premium stations in our Basic Bundle service.
For every subscriber to the service, each station owner receives a carriage fee rate from us of $0.0999.

Station Owner Potential Earnings from Carriage Fees:
•1,000 subscriber = $99.90 / month.
•10,000 subscribers = $999 / month.
•100K subscribers = $9,990 / month.
•500K subscribers = $49,950 / month
•1M subscribers = $99,900 / month.

Annually, with a million subscribers a premium station owner could make up to $1,198,800 annually from carriage fees alone (plus whatever they receive from ad sales, merchandise sales and other revenue streams!)

How will you enable content licensing in Zenither as compared to YouTube?

Content Licensing on YouTube is handled under the "Content ID" system but we recognize it has seriously bad consequences for content owners.

Content ID is actually designed to identify piracy and issue DMCA takedown notices, and not to specifically license content.

Worse, YouTube takes 45% of all ad revenue earned on these "unauthorized re-uploads" the system identifies and the content owner has NO control over price of ad inventory sold on these unauthorized re-uploads, nor can they ask for a license fee from the channels hosting their content.

Lastly Content ID is an imperfect system prone to abuse by certain MCNs, who put public domain movies and sheet music into their accounts and then seize the ad revenue from others who attempt to use this public domain content in their original videos. YouTube provides little to no recourse for victims of these Content ID abusers, many of whom have been stealing ad revenue from others for years by illegally claiming ownership of public domain works. The only way to get them to lift one of these claims is to sue them in court, a process many YouTube creators cannot afford to do.

Our assessment of Content ID is that it is **Utterly Chaotic** & **Does Not Conform to Business Norms of the Television Industry.**

So what are we doing differently?

Zenither Station owners will have access to a **content aggregation library** where IP Owners will upload television shows, music videos and films from their catalogs to make them available for streaming licensing on Stations within the Zenither app.

Inserting the licensed content into your Station's broadcast feed or available for VOD watching will be easy with drag and drop tools in the Zenither station toolset. You won't even need to download the videos and re-upload them. The content you license will be in the cloud for you to use.

The IP Owner will set the price of licensing, and will even have the option to make licenses exclusive to regional territories. IP Owners can charge upfront licensing fees, a % of ad inventory revenue sold against the content, or a combination of both fees. And the Station owners will determine the price of ad inventory sold against the licensed content, the same way they do against any other content uploaded to their Stations.

Best of all, MBS, Inc. will **only take a 5% transaction fee** on each licensing deal made using this aggregation service, **nowhere near the 45% of revenue fee YouTube demands from Content ID matches.**

How Big Is The Market?

At its core the business of television is advertising. The global television advertising market alone is over **$200 Billion** (source)**.** The North American market alone is forecast to grow from 73 billion U.S. dollars in 2016 to around 75 billion U.S. dollars in 2017 and 82 billion in 2020 (source).

With the Zenither app, third-party Station owners can **sell their own ad inventory and keep 100% of that revenue**, but they will also have the option to sell some of their ad inventory through the display network owned by MBS Inc (which will operate similarly to AdWords for Video). From these latter transactions MBS Inc. will take a 25% commission on ad revenue from any ads served through our ad display system (as compared to YouTube's 45% commission).

Furthermore MBS Inc. will operate several Stations and sell ads against the content on these stations the same way that cable providers like Time Warner and Comcast operate their own TV stations on their services. We believe there is an **enormous opportunity** here to tap into the television advertising market as it transitions from traditional broadcasting into digital video.

The Zenither app produced by MBS, Inc. will also support premium a la carte channel bundles for subscribers at a price similar to Netflix, which generates $8.83 Billion US in revenue in 2016 (source). We believe we can also tap into this market by allowing third party content owners to operate premium stations on Zenither which require a monthly paid subscription to watch.

Lastly the Zenither app will also have a **built in content licensing library** that will make it easy for Station owners to license bundles of video content for streaming on their Stations and MBS Inc. will take a 5% commission on each licensing transaction. Traditionally content bundles can sell for $25,000 to $250,000 but the system will also support small license purchases from content produced by indies such as YouTube creators. Content owners could even make some videos available for licensing at no fee! There is a great opportunity here fulfilling a need that no other video streaming app is providing.

Our Timeline



DEVELOPMENT PLAN
TV Guide
Version 1
Version 2
Version 3
Ad Display System
Prototype
Beta
Gold
Mobile Apps
HTML5 App
Native Apps (iOS, Android)
3rd party plugins
Wii-U, Xbox Playstation
Google TV, Apple TV
HD TVs
COMPLETED
Q4-17
Q1-18
Q2-18
Q4-18
MBS

Why should I invest into your company?

I**f you like the idea of owning part of a next-generation digital television carrier that is going after a $200 Billion market** (source), then you should invest into us. We're swinging for the fences but **all great rewards come with some amount of risk**. The great thing about this campaign is you only need to invest hundreds of dollars into us to obtain a good number of shares that will appreciate over time and may be worth a substantial amount of money based on the future success of our application Zenither in the market.

Also consider this; **you can't go back in time to invest into Google, Time Warner or Disney** when they first started out but **YOU CAN** invest into Martell Broadcasting Systems, Inc. which seeks to become a company of the same size and scale as these aforementioned companies and we believe possesses a sound business plan for accomplishing this feat.

A lot of people have many different ideas about how wealth can be acquired. Our founder Carey Martell believes wealth is best obtained through early access to private companies with promising business models. We believe such an opportunity sits before you on this page. The question you must ask yourself is this; **will you take a chance on this opportunity?** Carey has invested his own money into this venture and now you can invest your own alongside him.

How much could my investment be worth in a few years?

That's a forward looking statement for a product not yet released to the market so we honestly cannot tell you what your investment into MBS Inc. could be worth in the future. But we can tell you this.

Our valuation for this opening round is $5M, which is the same valuation that Uber had during its 2010 private round.

What happened with Uber?

A $100 investment into Uber during that 2010 round became worth over $1M by 2015 (source).

This article by Dynasty Wealth breaks down the Uber valuation numbers in detail. By 2014 the stock had grown to a $41B valuation. Today Uber has a valuation of $70B according to Equidate.

Martell Broadcasting Systems, Inc, is going after the same market as video streaming platforms like Netflix (current valuation $54B) and YouTube (speculated at $90B). This means a $100 investment into MBS, Inc. today could potentially be worth over $1M if we experience similar kinds of growth and success.

Again, that being said, we are not Uber. While be believe we have a great opportunity, no one can project the future performance of the company with any degree of certainty, and we make no guarantees about future returns or performance.






ZENITHER

Who is this television headed character?

This is **Zenny**, our mascot character for the Zenither app. He'll appear in company promotional materials and branding. He's a playful guy that helps personify the brand and has a variety of "modes" that promote the kinds of programming available for watch on our Stations.


GOAL!






PLEASE STAND BY

An example of how Zenny is incorporated into the app: A video of this test card will be shown when there are any "gaps" in the TV Guide timeline between episodes ending and starting due to Publisher's failing to account for the time correctly, or when the scheduler cannot locate a video segment for whatever reason, or when other kinds of errors are experienced by the viewer. Just another little touch we're adding to simulate a "television" experience in our app!

FAQ

How Do We Intend to Use Funds From Your Investment?

$200,000 -- We will complete the iOS and Android apps. We will also finish the remaining features in the prototype and launch these services to the public.

$500,000 -- Rather than license a third party video streaming player for internally hosted video content (which is what we're doing right now), we will build our own through software development with our developer Scio which will reduce video player licensing costs and improve quality performance, taking on up to twelve additional engineers for the project.

$1,000,000 -- Reaching $1M will allow us to super-charge our marketing efforts for rapid user growth and build the very best app possible, scaling up the social media campaigns using Facebook ads for web conversions (new user signups to the Zenither app) and Google AdWords.

We will also license a bundle of video content (TV shows and movies) for streaming on Stations owned and operated by MBS, Inc. which increases revenue opportunity by offering premium TV shows and films for watch in Zenither. We might also help fund some original programming pitched to us by our Station partners similar to how Netflix and Amazon are developing original content. Our fund will be smaller but more prioritized on working with indie content creators.

**Note: We don't intend to use any money from this raise to fund original video content, rather we will assist with fund-raising efforts for those shows by launching specific crowdfunding campaigns for those projects. We will however have our employees assist with those campaigns.*

What's Our biggest risk? What keeps us up at night?

We're a small company so we are facing a lot of risk.

However our founder is experienced at building video networks and knows the ins and outs of the digital video industry. He is also an accomplished growth hacker. That said, the market can experience rapid change and the founder cannot control the entire market and all its factors.

1. There is a risk of running out of money by having expenses due to unforeseeable problems such as new regulations, patent trolls, and so on which increase the monthly burn rate to unexpected amounts.
2. There is a risk that our business model, while not new for traditional media companies, may be considered too novel for indies to embrace making market adoption more challenging than expected.
3. While the development team has been chosen based on their demonstrated skills and haven previously worked with Carey to design software products, there is a risk that they may experience unexpected challenges in designing new software features which increases the development time and delays the intended launch date.
4. While we believe our startup will be successful, it is true that most new business ventures often fail. It is possible investors may not see a return on their money.
5. Equity crowdfunding is new. There is no current market for Martell Broadcasting Systems, Inc. shares.
6. While the exit strategy for a company like MBS, Inc. is clear to us at this time it is possible market changes and competitors could make it difficult to obtain a high valuation during any potential future acquisition negotiation and impact the details of the deals. At this time user-generated content such as that made by YouTube creators is not viewed as a hot commodity among VCs due to many prior failed investments into MCNs and digital studios. While MBS, Inc. is creating a new platform and not developing original video content, the value of the content streamed on the platform can impact its value in the eyes of future investors. This is subject to market changes and opinions.
7. The Company may never receive any future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly liquid, with no secondary market on which to sell them.
8. Because the Zenither application has not yet launched we do not have any historical trends to make precise predictions about future revenue earnings. It is possible we could underestimate or over-estimate the amount of revenue earned through ad sales.
9. Because the Zenither application has not yet launched we do not have any historical trends to make precise predictions about future premium channel subscription earnings. It is possible we could underestimate or over-estimate the amount of revenue earned through paid subscriptions.

How can you accomplish this with just $200K?

This is just the first phase of this startup. Once the native Android and iOS apps and proprietary ad inventory sales tools are complete the company will start generating revenue immediately through pre-sales of ad inventory on Stations operated by MBS, Inc. sold at a sweetheart rate to entice the advertisers until viewership grows. Furthermore content owners who create stations will bring their own relationships with advertisers to the platform.

From these successes we'll be able to do additional rounds of funding that will allow us to expand globally and further improve user experience / performance.

We expect this ball to roll extremely fast and have no doubts major content owners will be reaching out to us begging to get a station.

Having said that, we hope to raise at least $500K during this round which will greatly accelerate our growth. If we raise the $1 million maximum allowed by the SEC for a Regulation Crowdfunding campaign that will be even better as we won't need to do a 2nd round for awhile and can focus purely on growth.

Who do you expect to create Stations in Zenither?

We expect multi-channel networks and popular YouTube creators to be some of the first customers, as they have a huge library of content and problems with optimizing revenue for it. One of the toughest things about YouTube is it's impossible to utilize traditional broadcast strategies for promoting content since everything is on demand. These strategies might be old but they work extremely well, which is why YouTube and Netflix have never fully replaced traditional broadcast television. We believe once we give digital creators the ability to use the same techniques as TV networks and possess full control over the value of their ad inventory, then we'll see a dramatic shift in the situation.

The second type of Station creator is likely to be a company with access to tons of old TV shows and movies, who will create Stations so they can schedule this content and generate additional revenue from it. These can be anywhere from major Hollywood studios to indie film-makers who have found it difficult to thrive in today's market due to the shriveling of the home video market (DVD / Blu-Ray sales aren't what they used to be). Their content can find a second life in the Zenither app.

The third type of Station creator is probably going to be local public access and college stations who want to reach wider audiences on the internet with the content they already have and continue to produce.

Furthermore all types of content publishers can embed their Station feeds into their own websites so they can actually promote their own websites, too. Here's an example of Station feeds embedded into a website using the Station embed widget function of Publisher accounts.

What is Martell Broadcasting Systems, Inc. ?

MBS Inc. is a company founded by Carey Martell in November 2013 for the purpose of developing a video streaming app, which was originally called '*Martell TV*' and is now the Zenither app. The company had difficulties raising funding from traditional investor groups and will now use Regulation Crowdfunding to accomplish its goals by directly reaching out to the people who can see its potential -- **online video creators and their audiences**.

The company also owns various Intellectual Property such as Carey's former YouTube show, '*The RPG Fanatic*' and other films produced by his former company, Martell Brothers Studios. These assets will be repurposed after the Zenither app has launched and used to help populate stations owned by MBS Inc. with watchable content.

You should know that when you invest into MBS Inc. you are not just investing into the Zenither app, but rather into a media company that **aims to become a major player** on the scale of Time Warner. It is our intentions to produce original content after the Zenither app has proven profitable in the market and by becoming a shareholder in MBS Inc. you will reap the rewards of an early investment into what **we believe will become a major entertainment conglomerate; the first owned by creators of digital video content.**

Tell me about the founder Carey Martell. Who is he?

Carey Martell is a **serial entrepreneur** with a long history in the digital video space.

Carey first registered a YouTube channel in 2005 shortly after the site launched. He operated several channels but his most popular was *The RPG Fanatic*, a videogame review show. He grew his channel to millions of views and 14,000+ subscribers but found growth difficult due to the low ad revenue that YouTube videos generate which left little resources for marketing the channel. He also came to the belief that he was better suited for the business side of entertainment, and lacked the necessary talent to be an onscreen actor. **He began thinking of ways to make streaming video more profitable for the content creators.**

Carey founded the Power Up TV multi-channel network in March 2014, which he then sold to Thunder Studios in January 2015. As part of the acquisition he then served as Vice President of Thunder TV. In this role he spearheaded the transformation of Thunder Studios (a very traditional film studio focused on stage rentals) into Thunder Digital Media (a new media company focused on producing video entertainment for Millennial audiences).

As the architect for the conversion of Thunder Studios into Thunder Digital Media Carey took the high level desires of the company and broke them down into lists of actionable items, which included the development of new software products; the formation of new service divisions; the hiring of new employees and training in operational procedures; and supervised the creation of new legal contracts for forming strategic partnerships and recruiting new talent. He directly negotiated strategic alliances and built a YouTube multi-channel network from scratch.

Since exiting Thunder, Carey has worked as a entertainment consultant for companies wanting to start their own MCNs. See his consultancy page at http://www.startyourownmcn.com/ for more details.

Carey is also the author of several popular books related to growing a business around YouTube channels such as '*How to Start Your Own YouTube Network: An Insider's Guide*' and '*The Lean Channel: YouTube for Entrepreneurs*'.

Carey is a graduate of the Tech Ranch Austin Venture Forth accelerator program. He possesses extensive, practical real world experience with applying Lean Startup methodology to growing a business.

Why is there only one founder in the team? Why have you chosen to outsource app development?

Our founder Carey Martell is a **growth hacker** by trade. His true north is growth and consequently all of his decisions are focused on **maximizing growth** for the company. He has a **clear vision** for what MBS Inc. should be and is able to guide the company toward **achieving that vision**.

Having a growth hacker as the President and sole officer is advantageous for a company like MBS Inc. An effective growth hacker disciplines himself to follow a growth hacking process of **prioritizing ideas** and **testing the ideas to ensure they result in growth**. He must be analytical enough to know which tested growth drivers to keep and which ones to cut, and make quick decisions to **ensure resources are not wasted on frivolous things** that do not create growth. The faster this process can be repeated, the more likely the growth hacker is to find scalable, repeatable ways to grow the business. Without any other officers during the launch phase of Zenither, Carey can focus **100% of his efforts on tried and true growth tactics** that he knows works and not need to debate with other team members who may have different priorities than the greasy lighting speed of growth that Carey has in mind.

And **Carey has proven his ability to obtain this kind of growth** in his past venture Power Up TV, where he single-handily grew his YouTube network to obtain crazy metrics. **Within 7 months of launching PUTV the network had 190 million+ video views, 1.3 million subscribers and recruited 1,400+ creator channels.** This success allowed Carey to sell PUTV to a Los Angeles based film studio two years ago, where he became Vice President of its digital division until he exited the company. **Carey's tactics are tried and true. He knows what he is doing.**

Now, you might be used to seeing unicorn companies with a huge list of co-founders with many diverse backgrounds and skill-sets, but not every startup *needs* to have a full team of execs and internal rockstar engineers in order to launch into the market. **There are many startups with small founder teams who used outsourced software developers to quickly launch into the market** (notable examples: Uber, Skype, Slack, Fab, Klout, AppSumo, and Github).

What is important for a company is if the officers have the skills to make the company succeed. Carey is an experienced manager and marketer, and he has worked with the developer Scio on several successful past projects.

The advantage of having a single officer of a startup is that it allows for **tight control** over the innovation and product pipeline while **protecting the investors from dilution**. Not every startup has a founder that has the skills to grow a company while acting as the sole officer but Carey Martell does and has demonstrated this in his past ventures.

Of course no company can grow single-highhandedly which is why Carey is working with Scio to develop the Zenither app. With Scio there is a **full team of engineers** Carey is working with to craft the prototype into a product that is market ready and has all of the features described in our documentation. Upon successful funding Carey will also hire several employees for MBS, Inc. who will be tasked with jobs in **marketing, advertising sales, content scheduling, station training** and **customer service**.

MBS Inc. currently has one officer but it will have **many employees** during its launch phase who will work directly under Carey until the departments grow large enough to require more senior management to be brought on board.

One of the key advantages of outsourced software development is cost. Working with a nearshore developer such as Scio will keep software **development costs down by 70%** as compared to the more common method of hiring domestic rockstar engineers who require $100K+ salaries and sizable equity participation, which will dilute value for shareholders. So rather than divest a sizable portion of shares to the initial programmers of the app the employee equity pool can now instead be **reserved for attracting senior executive talent** who will be able to assist MBS Inc. with scaling the business during later phases of growth. This is good business sense and indicative of a **long-term vision for the company.**

So as MBS Inc. matures in the market, additional officers will be brought on to help scale the business but for the launch phase Carey is sufficient to lead the company.

Will software development eventually be brought internal to MBS, Inc.?

Yes, when the economics make sense.

It is more economical and faster to hire a third party development team to build the first version of the Zenither app than to go through the process of building a new team from scratch. You have to not only find qualified engineers, but also engineers who can work well with each other. A third party developer like Scio already has a team proven to work well together and produce results.

It would be troublesome if MBS, Inc. had to bring together a new team which has not worked together before and discovered personalities clashed, causing delays in critical development timelines as employees need to be counseled and/or replaced. Using a proven team like Scio is the smart thing to do.

Furthermore MBS, Inc. will be in a better financial position to negotiate compensation with internally hired software engineers once the app is launched into the market and the company is producing revenue, as well as more likely to attract high quality talent who want the opportunity to work for the company on this exciting venture.

Have more questions? Check out our detailed FAQ.

http://www.zenither.com

November 18 2013

Martell Broadcasting Systems, Inc Founded

Martell Broadcasting Systems, Inc. was founded in November 2013 to develop a new video streaming platform.

December 2013

'Martell TV' Developed

MBS, Inc. working with developer Scio created the project 'Martell TV', and attempted to raise capital through the Tech Ranch Austin incubator.

March 2014

Carey Martell Launches Power Up TV

Unable to convince traditional VCs that the market needs a better model than YouTube, Carey Martell starts a YouTube MCN called 'Power Up TV'.

November 2014

PUTV Grows Strong

Carey grows the PUTV network to over 10M video plays a month, over 1,000 channels & over a 1M combined subscribers. He sells the MCN to Thunder Studios.

January 2015

PUTV Sells to Thunder Studios

Carey sells Power Up TV to Thunder Studios, an L.A. based film studio where he becomes VP of the digital TV division.

September 2015

Carey Exits Thunder Studios

After building the MCN division Carey exits Thunder Studios in September 2015.

January 2017

Carey Becomes a Consultant

Carey becomes a consultant for other entertainment companies in the streaming video space to raise funding for completing the video platform.

September 2017

MBS, Inc. launches Zenither web app

Scio completes a web app version of the video streaming platform, now called Zenither.

Meet the Founder



Carey Martell

President, Secretary & Director

Carey Martell is a serial entrepreneur with a long history in the digital video space. He has been President, Secretary & Director of Martell Broadcasting Systems since January 2014. Carey also founded the Power Up TV multi-channel network which sold to Thunder Studios on January 1st 2015. As part of the acquisition he then served as Vice President of Thunder TV until September 17th 2015. In this role he spearheaded the transformation of Thunder Studios (a very traditional film studio focused on stage rentals) into Thunder Digital Media (a new media company focused on producing video entertainment for Millennial audiences). As the architect for the conversion of Thunder Studios into Thunder Digital Media Carey took the high level desires of the company and broke them down into lists of actionable items, which included the development of new software products; the formation of new service divisions; the hiring of new employees and training in operational procedures; and supervised the creation of new legal contracts for forming strategic partnerships and recruiting new talent. He directly negotiated strategic alliances and built a YouTube multi-channel network from scratch. Carey is also the author of several popular books related to growing a business around YouTube channels, including 'How to Start Your Own YouTube Network: An Insider's Guide'.

Offering Summary

Maximum 1,070,000 shares of common stock ($1,070,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Martell Broadcasting Systems, Inc.
Corporate Address	1820 Avenue M Unit #515 Brooklyn, New York, NY 11230
Description of Business	We are a media company in the web television space, developing business solutions for content owners.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1 per share
Minimum Investment Amount (per investor)	$200

Perks

$200 — If you invest $200, you'll get a chance to go behind the scenes with us as we work with top creators to release exciting new projects. You'll get invites to shareholder-only online hangouts with the live-streamed tours of our offices and sets of shows made exclusively for Stations in our app. You'll also receive invites to exclusive shareholder meetings, and all sorts of stuff like that.

Are you a YouTube creator? Do you have video content you think should go into a Station? You'll have the opportunity to pitch your content to us for scheduling into an MBS Inc. operated Station where you'll earn ad revenue. Your content might even be added to our library of licenseable content where third-party Station owners pay YOU to use your videos into their Station programming lineups.

$500 — If you invest $500, you will receive invitations and Passes to all future MBS events such as upfronts, launch parties, etc.

Celebrate with us as we become a revolutionary company with guaranteed VIP access to EVERY event we ever put on, forever! Your name will always be on the guest list, allowing you the ability to network with other investors and parties involved with MBS.

$1,000 — If you invest $1,000, you are guaranteed to have your very own station with no bandwidth or server storage costs for hosting your videos!

Your station will have access to advanced features such as the ad display system, mailing list integration and Shopify store integration for selling your merchandise.

Additionally, our sales team will assist with the sale of ads in your station. We'll also offer a personalized training session for your team in the operation of your Station. You will never be charged for bandwidth or hosting costs for your videos using our servers.

Lastly even if we sell ad inventory for your Station we will take a 0% commission. This is an exclusive perk for first round investors who help us fund our company. Station owners who join the platform later will have to share 25% of the revenue if they ask us to help them sell ad inventory.

$10,000 — If you invest $10,000 you will receive a Reserved Premium station slot.

You get a reserved station slot for the premium service. Your station will be listed among the premium stations, meaning you will earn carriage fees based on the number of subscribers to the premium service bundle your station participates in. Bundles are based in content categories.

*This is first come, first serve! There are 20 slots available during this round to the first investors who put $10 grand into our company!

$200,000+ — If you invest $200,000 or more, you will be offered control of a seat on the company's board of directors.

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Video creators, I want to paint you a picture of something, a future I think you're really going to like.

What if YouTube didn't take any of your ad revenue? What if YouTube let creators like you decide how much it costs to run an ad against your videos? What if YouTube allowed you to have the email addresses of anybody who subscribed to your channel so you can easily build a mailing list to engage with your subscribers? And what if YouTube allowed you to take your entire video library and combine it with other creator's videos to generate a cable TV style channel guide and broadcast your feed so it was easier for people to channel surf and discover your content?

I want you to sit for a moment and just imagine how different, and how much better, really -- how much more financially successful you could be if YouTube made changes like this for you?

Now, YouTube won't give you any of this, but there is a company that can. Martell Broadcasting Systems. Let me talk to you about their video streaming platform, Zenither. I think you're really going to like this. If you are unhappy with the direction YouTube has been going this is an opportunity for your voice to be heard and to create the kind of change this industry needs.

Zenither is a new day in television. It provides an easy to use channel surfing experience. Our platform is designed to empower content owners to operate independent networks with global reach utilizing the full business of television; advertising, licensing and premium subscriptions, or rather cable TV style carriage fees. Platforms like YouTube really do not adhere to the business of television; they instead focus on a video blog kind of business model designed to give YouTube all of the control over the finances of the channel owners. You don't even get to decide how much your ad inventory is worth because YouTube sells your ad inventory at wholesale prices based on keywords your videos rank for, and not based on the value of your audience as a television station normally would.

Let me give you an example. Let's say you have a channel about hang gliding. You might only get a few hundred thousand monthly viewers to watch your videos because hang gliding is a pretty niche interest but it's also a very expensive hobby. It costs a lot of money to buy the gear. So advertisers might be willing to spend tens of thousands of dollars to buy just one ad on your channel to promote expensive hang gliding equipment, but because YouTube wholesales the ad inventory on your channel you probably won't even earn $1,000 a month in ad revenue operating a hang gliding channel on YouTube. That's where the disconnect in this business is. You can't control the destiny of your business if you don't control how much you charge advertisers to show their ads alongside your content. You will never get a fair rate for your ad inventory if you allow YouTube to determine the price because YouTube is only interested in maximizing their revenue, not the revenue of your channel.

Zenither is changing this. Everyone who operates a Station in our app gets to decide how much their ad inventory is worth based on margins that make actual business sense for the cost of producing their content and not based on some algorithm running on YouTube and AdWords designed to maximize the bottomline of Google rather than the content owners.

Furthermore we allow Station owners to keep 100% of any ad revenue they earn through their own internal sales team, and we only charge 25% of the revenue of any ads we happen to sell for the Station owner at their discretion. Keep in mind YouTube takes 45% of all ad revenue sold on any video on their platform, no matter what. Our deal is so much better than what YouTube is doing, it's not even funny. This will make a universe -- no, a galaxy of difference for millions and millions of people who have massive audiences on YouTube but make chump change compared to what they should be making if they could actually sell their own ad inventory at scale. And we're not talking "sponsorships" and "promotions" here. We are talking about the ability to sell a pre-roll, mid-roll and end-roll ad on your own videos. Heck, we are even talking about being able to decide how many ads are shown on your content. Did you know a typical half hour program on broadcast television has 18 30-second ad spots that usually sell for over thousands of times more than what YouTube sells ads on your channel for? Let me give you a great example of how wide the gap is between YouTube scripted content ad revenue and that earned by major TV networks.

A TV show like Big Bang Theory gets about 12 million viewers and has 18 commercial breaks per episode, and each of these ad spots cost about $326,000 each. It costs about a quarter to broadcast the stream to people's homes so CBS generates about $2.8 million dollars in ad revenue profit every time they show a new episode.

Now let's compare this to premium scripted content on YouTube. For example, Halo: Forward Unto Dawn produced by Machinima also generated 12 million views per episode when it first aired on YouTube but it only got two commercial breaks per episode; a pre-roll and an end-roll. The CPM was through the Google Preferred network, so it was about a $20 CPM, so that was $480K of ad revenue. Then YouTube swooped in and took 45% of that money, leaving Machinima with $264K of revenue per episode.

So….network television vs YouTube, the best stuff on network TV gets $2.8 million dollars and the best stuff on YouTube earns $264K even if both episodes get the same number of viewers. Sounds rather unfair, doesn't it? Well, that's because it is unfair. It's extremely unfair and our company is going to make things fair from now on. That's the difference here. We're not just building another app for people to upload their videos to; what we're really doing is building a better business model for content owners so they can operate like a legitimate TV network instead of the current so-called "multi-channel networks" which are just a terrible business model where the MCNs are at the total and complete mercy of YouTube, whose only goal is to undercut TV broadcasters by selling advertising at wholesale rights. YouTube and Google only care about making as much money as they can by racing to the bottom and they don't actually care if the content owners make any money or not. That's the blunt truth of it. YouTube doesn't care because they don't really see channel partners as partners, they see them as just a bunch of numbers as part of their algorithm and every time you upload a video to their website you are feeding a machine of greed that doesn't care about your success at all.

If you are interested in finding a new and better way to monetize your video content go to our website www.zenither.com to learn more details about how you can get involved with what we're doing and how you can profit from it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:09 PM 09/15/2017
FILED 02:09 PM 09/15/2017
SR 20176184425 - File Number 5435609

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MARTELL BROADCASTING SYSTEMS, INC.

A Delaware corporation

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Martell Broadcasting Systems, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law") on November 20, 2013,

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Corporation is Martell Broadcasting Systems, Inc.

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 1675 South State St., Ste. B, Dover, County of Kent, Delaware 19901. The name of the registered agent at such address is Capitol Services, Inc.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is 15,000,000, consisting of 10,000,000 shares of Common Stock, $0.0001 par value per share, and 5,000,000 shares of Preferred Stock, $0.0001 par value per share, of which 5,000,000 shall be designated "**Series A Preferred Stock**".

The undesignated Series A Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the designation of any series, to fix the number of shares of any Series of the undesignated Series A Preferred Stock, and to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued Series of undesignated Series A Preferred Stock, and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any Series of the undesignated Series A Preferred Stock, to increase or decrease (but not below the number of shares of any such Series then outstanding) the number of shares of any such Series subsequent to the issue of shares of that series. In case the number of shares of any Series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The terms and provisions of the Common Stock and Series A Preferred Stock are as follows:

1. Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a) "**Conversion Price**" shall mean $0.0001 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) "**Corporation**" shall mean Martell Broadcasting Systems, Inc.

(d) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Series A Preferred Stock of the Corporation voting as separate classes.

(e) "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(f) "**Original Issue Price**" shall mean $0.0001 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Dividends.

(a) Series A Preferred Stock. The holders of shares of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends (other than payable solely in Common Stock) as may be declared from time to time by the Board of Directors on a pro rata basis with the holders of the Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all the Series A Preferred Stock into Common Stock).

(b) Common Stock. Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the dividend rights of the Series A Preferred Stock.

3. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all of the assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock and Common Stock in proportion to the number of shares of Common Stock held by them, with the shares of Series A Preferred Stock being treated for this purpose as if they had been converted to shares of Common Stock at the then applicable Conversion Rate.

4. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a) Right to Convert to Common Stock. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the applicable Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Series A Preferred Stock of a series may be converted is hereinafter referred to as the "**Conversion Rate**" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Series A Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series A Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series A Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Series A Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act of 1933, as amended or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(c) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Series A Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(d) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series A Preferred Stock shall have the right thereafter to convert such shares of Series A Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(e) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Series A Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Series A Preferred Stock.

(f) Right to Convert to Series A Preferred Stock. Immediately following the purchase by an investor (a "**Preferred Investor**") of Series A Preferred Stock from a holder other than the Corporation that is (1) in connection with an Equity Financing and (2) approved by the Board of Directors, each such share of Series A Preferred Stock purchased by a Preferred Investor shall automatically convert into the number of shares of the series of Series A Preferred Stock issued by the Corporation to Preferred Investors pursuant to such Equity Financing (the "**Future Series Preferred**") equal to the Preferred Conversion Rate. The Corporation shall notify each holder of Series A Preferred Stock of an expected closing of an Equity Financing at least five (5) business days prior to the initial closing of such Equity Financing. Such notice shall include the price of the Future Series Preferred to be issued in an Equity Financing and summarize the material terms of such financing. For purposes of this Section, the "**Preferred Conversion Rate**" shall mean the quotient obtained by dividing one (1) by the number of shares of Common Stock initially issuable upon the conversion of one share of Future Series Preferred issued in such Equity Financing, and "**Equity Financing**" shall mean a transaction or series of related transactions following the Original Issue Date in which the Corporation sells shares of its Series A Preferred Stock (excluding any shares of Series A Preferred Stock purchased by Investors) pursuant to a bona fide equity financing of the Corporation for an aggregate purchase price of at least $1,000,000.

(g) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock and Future Series Preferred solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock and Future Series Preferred as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock and Future Series Preferred shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock and Future Series Preferred to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) Series A Protective Provision. At any time when any shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise (i) amend, alter or repeal any provision of the

Certificate of Incorporation or Bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock or (ii) increase or decrease (other than for decreases resulting from conversion of the Series A Preferred Stock) the authorized number of shares of Series A Preferred Stock or any series thereof, without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

(c) Series A Preferred Stock. Each holder of shares of Series A Preferred Stock shall be entitled to ten votes for each share thereof held. The holders of shares of the Series A Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series A Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted), shall be disregarded.

(d) Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

(e) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Series A Preferred Stock shall be deemed given if mailed, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

The name of the incorporator is Brian Spross, whose mailing address is 1605 Lakecliff Hills Ln., Suite 100, Austin, Texas 78732.

I, Brian Spross, being the incorporator, named above, for the purpose of forming a corporation, pursuant to the General Corporation Law, do make this Amended and Restated Certificate of Incorporation, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 15th day of September, 2017.

Brian Spross, Incorporator